UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: September 30, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-K

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

VERDE RESOURCES, INC.
Full Name of Registrant:

Former Name if Applicable:

8112 Maryland Ave, Suite 400
Address of Principal Executive Office (Street and number):

St. Louis, MO 63105
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Verde Resources, Inc. (the “Registrant”) was unable to file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the period ended September 30, 2025 by November 14, 2025. The Registrant cannot file its Form 10-Q within the prescribed period without undue hardship and expense, because the compilation, dissemination and review of the information required to be properly presented in the Form 10-Q, as a result of the review of certain transactions occurring subsequent to the period covered by the Form 10-Q, requires additional time for the Registrant to complete the compilation of its financial statements and related disclosures for the Form 10-Q. The Registrant expects to file the Form 10-Q within the proscribed extension period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Jack Wong	(314)	530-9071
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate that the Form 10-Q for the three months ended September 30, 2025, will show a decrease in revenue of approximately $123,000, or 98%, and an increase in net loss of approximately $1.27 million, or 360%, when compared to the three months ended September 30, 2024. This decrease in revenue and increase in net loss are primarily attributable to (1) a reduction in sales reflecting a planned phase-out of our earlier bagged BioAsphalt product as we transition toward an upgraded formulation, (2) substantial unrealized foreign exchange gains recognized by one of our subsidiaries in the prior year period, and (3) a non-recurring insurance claim that was recognized in the prior year period.

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VERDE RESOURCES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2025	By:	/s/ Jack Wong
Name: Jack Wong
Title: Chief Executive Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).

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